

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2014

Via E-mail
Matthew Veal
Chief Financial Officer
Hangover Joe's Holding Corporation
9457 S. University #349
Highlands Ranch, CO 80126

> **Re:** **Hangover Joe's Holding Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed February 3, 2014**
> **File No. 000-52533**

Dear Mr. Veal:

We have limited our review of your filing to the issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please explain to us how you obtained the majority shareholder vote in favor of your proposal. Your explanation should identify the shareholders who voted in favor of the proposal, indicate the amount and percent of shares held by each of these shareholders and discuss how you solicited their votes. Please also explain why you were not required to solicit the votes of such shareholders with a proxy statement on Schedule 14A.

2. We note that your information statement references several prior securities transactions, including the TCA transaction, the sale of Series C preferred shares and the JMJ Financial transaction. Please advise us of the exemptions claimed and the facts relied upon to make the exemptions available for each of these transactions.

3. Based on your disclosure, it appears that some of the common shares being authorized with your proposal will be issued upon conversion of certain outstanding securities. Please revise your information statement to include the disclosure required by Item 12 of Schedule 14A or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Stephen M. Fleming (Via E-mail)